September 14, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Fifth Street, N.E.
Washington, D.C. 20549-4631
Attn:     John Cash
Ernest Greene
Dale Welcome

Re: Green Brick Partners, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 13, 2017
File No. 1-33530

Ladies and Gentlemen:

Set forth below is the response of Green Brick Partners, Inc., a Delaware corporation (“we”, “us”, “our” or the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 31, 2017 with respect to the Form 10-K for the year ended December 31, 2016 filed by the Company with the Commission on March 13, 2017.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2016

Financial Statements

1.	Organization and Basis of Presentation, page 66

Principles of Consolidation, page 67

1.
Throughout your filing, you refer to “controlled builders,” which are your homebuilding subsidiaries in which you own at least a 50% controlling interest. On page 20, you disclose that because your controlled builders are not wholly-owned, pursuant to each of their applicable operating agreements, you share decision-making authority with the other members of your controlled builders regarding certain major decisions of your controlled builders. In addition on page 3, your table appears to suggest that all of your home sales revenue and lot sales revenue were generated by your controlled builders. Given that you have a 50% interest and share decision making authority with other members of your controlled builders, please tell us how you determine that you have a controlling interest in these controlled builders. Please enhance your accounting policy as well as your critical accounting policy to specifically address how you account for your controlled builders in your financial statements. Please provide a comprehensive analysis of how you determined that you control these entities. Please cite the accounting literature used to support your conclusion.

Response: Pursuant to ASC 810, Consolidation, we consolidate our controlled builders under the voting interest entity model. We prepared our consolidation analysis using the flowcharts under ASC 810-10-05-6. When determining which of the two consolidation models to apply, we first considered the scope exceptions in paragraphs ASC 810-10-15-12 and 15-17, which we did not meet. While each controlled builder is deemed to be a “business,” we provide more than half of their financial support through our first lien construction loans. Pursuant to paragraphs ASC 810-10-55-16 through 55-41,

United States Securities and Exchange Commission
September 14, 2017

we concluded that through our right to receive the expected residual returns and obligation to absorb the expected losses we have a variable interest in our controlled builders. In accordance with ASC 810-10-15-14, our controlled builders are not variable interest entities due to the following factors: we have sufficient equity investment at risk in each controlled builder, we have characteristics of controlling financial interests in each controlled builder (ability to make decisions about the controlled builders activities through voting rights, and the right to receive the expected residual returns and the obligation to absorb the expected losses of the controlled builders), and each controlled builder is not structured with disproportionate voting rights where substantially all of the activities are conducted on behalf of the member with disproportionately few voting rights. Therefore, we applied the voting interest entity model in ASC 810-10 to each controlled builder. Per ASC 810-10-05, “Under the voting interest entity model, for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity.”

We have determined that we exercise control over the operations of each controlled builder under the voting interest entity model, because in addition to owning a 50% equity interest, we also hold a 51% voting percentage interests, and have the ability to appoint two of the three managers of each controlled builder’s board of managers. The board of managers of each controlled builder has the full and exclusive right, power and authority to manage the affairs of the controlled builder and makes all decisions without requiring any consent or approval by the members for routine decisions (including the designation of the officers that manage the day to day operations, etc.). Only certain extraordinary decisions (such as assigning rights in the controlled builder, engaging in any act that would make it impossible to carry on the ordinary/primary business, etc.) require the unanimous approval of all members. As a result, we consolidate our controlled builders' results of operations and financial condition into our financial statements.

In future filings, we will enhance our accounting policy and critical accounting policy to specifically address how we account for our controlled builders in our consolidated financial statements in a form substantially as follows:

The Company evaluated its wholly-owned subsidiaries and controlled builders under ASC Topic 810, Consolidation (“ASC 810”) and concluded that the controlled builders are not variable interest entities. The Company accounts for its controlled builders under the voting interest entity model in accordance with ASC 810. Under the voting interest entity model, the usual condition for a controlling financial interest is ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. The Company owns a 50 percent controlling interest and 51 percent of the voting percentage interests in each controlled builder. In addition, the Company holds two of the three board seats in each controlled builder and is able to exercise control over the operations of the controlled builder. Given that the Company directly or indirectly has an interest of more than 50 percent and can exercise control over the operations through the voting of its board seats, the operations of its controlled builders have been consolidated and noncontrolling interests are stated separately in the consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation. Generally, the Company forms subsidiaries for each selling community and or homebuilding project in which it invests. As of December 31, 20XX, we had XX direct or indirect subsidiaries.

2.	Significant Accounting Policies, page 67
Revenue Recognition, page 72

2.	Please revise your revenue recognition policy to provide the following:

•
Please revise your disclosure to specifically address each type of revenue recognized and the accounting method used to account for each specific type of revenue. Accordingly, please specifically address how you account for sale of residential units, sale of land and lots, title and settlement services, and the generation of revenue through first lien construction loans to your controlled builders, as applicable;

•
With regards to your sale of residential units, please specifically address how you account for sales incentives, including but not limited to cash discounts, incentives on options and option upgrades and seller-paid financing or closing costs; and

•	Please also address how you account for rebates from vendors, if applicable.

United States Securities and Exchange Commission
September 14, 2017

Response: In future filings, we will enhance our revenue recognition policy to provide disclosure on each type of revenue recognized and the accounting method used to account for each type, along with how we account for sales incentives and rebates from vendors in our consolidated financial statements in a form substantially as follows:

Revenue Recognition

Sales of residential units and Sale of land and lots: In accordance with ASC 360-20, Real Estate Sales, we recognize revenue from sales of residential units, land and lots when a sale is consummated. Consummation occurs when the following criteria are met: (a) the parties are bound by the terms of the contract; (b) all net consideration has been exchanged; (c) any permanent financing for which the seller is responsible has been arranged; (d) continuing investment is adequate to demonstrate a commitment to pay for the home, land or lot; and (e) all conditions precedent to closing have been performed. Typically, these criteria are met at closing, at which time we recognize revenue under the full accrual method, which allows full recognition of the gain on the sale of the home, land or lot.

We recognize sales incentives, such as cash discounts and incentives on options and option upgrades as a reduction of sales revenue at the time the home is closed and revenue is recognized. We record seller-paid financing and other closing costs within cost of sales of residential units at the time the home is closed and revenue is recognized. From time to time, we receive vendor rebates for certain materials that are utilized in our construction of homes. Pursuant to ASC 605-50-S99-1, we recognize these rebates as a reduction of cost of sales of residential units at the later of (a) the home closing (when revenue is recognized), or (b) when such amounts are reasonably estimable.

We also serve as the general contractor for certain custom homes where the customers, and not our company, own the underlying land and improvements. We recognize revenue for these mechanics lien contracts on the percentage of completion method, where progress toward completion is measured by relating the actual cost of work performed to date to the current estimated total cost of the respective contracts. During the years ended December 31, 20XX, 20XX and 20XX, we recognized revenue of $X.X million, $X.X million and $X.X million, respectively, and incurred costs of $X.X million, $X.X million and $X.X million, respectively, associated with mechanics lien contracts, which is presented on a net basis in other income, net in the consolidated statements of income.

We recognize amounts earned from third parties for title and settlement services as home closings occur, and funds are received, however, given that these amounts are immaterial, we do not believe that incremental disclosures related to our title and settlement services is necessary. During the years ended December 31, 20XX, 20XX and 20XX, we earned $X.X million,  $X.X million and $X.X million of such fees, which are included in other income, net in our consolidated statements of income.

With regards to the Staff’s question regarding the generation of revenue through first lien construction loans with our controlled builders, our activity with our controlled builders is eliminated in consolidation, in accordance with ASC 810. In response to your comment, we will revise our Revenues disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 36 as follows.

Revenues
We primarily generate revenue through (a) the sale of lots from our land development segment to public builders and large private builders, and (b) the closing and delivery of homes through our builder operations segment. We recognize revenue on homes and lots when completed and title to, and possession of, the property have been transferred to the purchaser.

All customer deposits are treated as liabilities. We also serve as the general contractor for certain custom homes where the customers, and not our company, own the underlying land and improvements. We recognize revenue for these contracts on the percentage of completion method.

Segment Information, page 74

3.
You disclose that Builder operations consist of three operating segments: Texas, Georgia, and corporate and other. In addition, the operations of the your controlled builders were aggregated into the builder operations reporting segment

United States Securities and Exchange Commission
September 14, 2017

because they have similar (1) economic characteristics; (2) housing products; (3) class of homebuyer; (4) regulatory environments; and (5) methods used to construct and sell homes. Please demonstrate to us how you determined that the aggregation of your three operating segments (including the operations of your controlled builders) into one reportable segment is appropriate and complies with ASC 280-10-50-11.

Response: ASC 280, Segment Reporting, recognizes that separate reporting of internal operating segments is not necessary if the characteristics from segment to segment are so similar that they can reasonably be expected to have the same future prospects. The determination of whether two or more operating segments are similar is dependent on the individual facts and circumstances and is subject to a high degree of judgment. We determined that the aggregation of our Texas, Georgia and Corporate and Other operating segments into one reportable segment, Builder Operations, is appropriate after assessing the considerations described in ASC 280-10-50-11 as follows:

Similar Economic Characteristics. Except for its reference to similar long-term average gross margins, ASC 280 does not specify which measures should be considered when an enterprise is assessing the “historical and expected future financial performance.” Therefore, we also assessed other standard homebuilding industry performance measures such as average sales price of homes delivered, and average sales price of homes in backlog.

The gross margins of our operating segments vary somewhat based on several factors, including the stage of market development, level of competition, and the amount of development risk that each operating segment bears. From 2014 through 2016, our controlled builders in Texas and Georgia have experienced similar gross margins and we expect similar results to exist going forward. During the aforementioned time frame, the average gross margin for our controlled builders in Texas was 24% compared to 25% for our controlled builder in Georgia. During the six months ended June 30, 2017, our controlled builders in Texas and Georgia have experienced gross margins of 25% and 22%, respectively, which we expect to trend accordingly through the end of 2017. The difference in the margins between our controlled builders is due to timing, due to significant growth in some controlled builders. While the gross margins of our controlled builders may vary somewhat from time to time, our expectation is that our controlled builders would moderate to a comparable long-term average gross margin given the similarities in their business models.

For the year ended December 31, 2016, the average selling price per home delivered was approximately $450,000 and $466,000 in Texas and Georgia, respectively. For the six months ended June 30, 2017, the average selling price per home delivered was approximately $493,000 and $507,000 in Texas and Georgia, respectively. For the year ended December 31, 2016 the average sales price of homes in backlog was approximately $402,000 and $477,000 in Texas and Georgia, respectively. For the six months ended June 30, 2017, the average sales price of homes in backlog was approximately $493,000 and $507,000 in Texas and Georgia, respectively.

Competition in the homebuilding industry is intense, and there are relatively low barriers to entry into our business. Homebuilders compete for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled labor. The homebuilding competitive environment, and operating and financial risks in Texas and Georgia are relatively similar. We have one controlled builder in Georgia. While our controlled builders in Texas offer several products (i.e. townhomes, single-family homes, and luxury homes), we concluded that they have similar competitive, operating and financial risks. The 2017 expected average adjusted operating margin from homebuilding attributable to Green Brick Partners, Inc. (adjusted for eliminations) for our Texas controlled builders were similar except for one builder whom individually does not meet the quantitative disclosure thresholds in ASC 280.

While there are comparable economic characteristics across the internal operating segments for our controlled builders, these characteristics are not comparable to Green Brick Title, LLC (“Title”).

The Nature of the Products and Services. Although ASC 280 does not define what is meant by the “nature” of products and services, SFAS No. 14 employed a similar concept and stated “…related products and services have similar purposes or end uses. Thus, they may be expected to have similar rates of profitability, similar degrees of risk, and similar opportunities for growth.” Our controlled builders construct townhomes, and single-family and luxury homes (product) within master designed communities which have similar purposes and end uses (home to live in). Additionally, our controlled builders in Texas often sell homes alongside each other in communities that we have developed. Title provides the services required for a potential homebuyer to close on a home and for our land business to close on lots sold to our controlled builders. As such, the nature of the products and services for our title operations are not similar to our homebuilding operations.

United States Securities and Exchange Commission
September 14, 2017

The Nature of the Production Processes. Our controlled builders have similar production processes to build and construct communities. The service provided by Title to close on the sale of a house or land are different than the processes to build houses.

The Type or Class of Customer for Their Products and Services. Our controlled builders core markets are in the high growth U.S. metropolitan areas of Dallas, Texas and Atlanta, Georgia. Per the November 2016 US Census Bureau News Release, Atlanta and Dallas-Fort Worth-Arlington were two of the nation’s 12 largest metropolitan statistical areas, with the fastest rate of job growth in Dallas-FortWorth-Arlington at 3.3%, followed by Atlanta at 2.6%. Dallas and Georgia are also similar with median household income of $61,644 and $60,219, respectively. Our controlled builders have similar types and classes of customers which include individual homeowners (generally not first time home buyers). Title’s customers are homebuyers of our controlled builders and our land business when we sell land and lots.

The Methods Used to Distribute Their Products or Provide Their Services. Each controlled builder has its own sales force, but operates in a similar fashion to distribute their products through similar marketing and sales methods. Our controlled builders use their websites and signages to market and promote their products (houses). Title provides its service through its connection with our controlled builders and our land business.

The Nature of the Regulatory Environment. Our developments are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters that impose restrictive zoning and density requirements, the result of which is to limit the number of homes that can be built within the boundaries of a particular area. We are also subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The local and state rules and regulations vary, but are generally similar, between Texas and Georgia. Title is also subject to numerous Texas and federal rules and regulations.

Our controlled builders have nearly identical building practices, product mixes, customer demographics and marketing plans, which supports our analysis that they should be aggregated into one reportable segment. Additionally, combining builders with similar economic characteristics, albeit in separate geographies, is consistent with industry practice including the disclosures of other publicly-traded homebuilders.

While Title’s operations are not economically similar to either the Builder Operations or Land Development segments, it did not meet the quantitative thresholds to be separately reported and disclosed. Accordingly, Title’s results are included within our Builder Operations segment within “Corporate and Other”.

As a result of the foregoing, we respectfully submit to the Staff that the aggregation of our controlled builders Texas and Georgia operations, and title operations into one reportable segment is appropriate and complies with ASC 280-10-50-11. The segment disclosure presents our Texas, Georgia and Corporate and Other operating segments separately under the Builder Operations reportable segment.

If you have any further questions, need any additional information or wish to discuss this letter in greater detail, please contact me at (813) 220-5855 or Alice Hsu of Akin Gump Strauss Hauer & Feld LLP at (212) 872-1053.

Sincerely,

/s/ Richard A. Costello
Richard A. Costello
Chief Financial Officer

cc:
Alice Hsu, Akin Gump Strauss Hauer & Feld LLP